Contact

www.linkedin.com/in/donoparah
(LinkedIn)
www.ventureaviator.com
(Company)

Top Skills

Start-ups
Entrepreneurship
Strategic Partnerships

Certifications

Generative AI with Large Language Models
AI For Everyone
Generative AI for Everyone
Prompt Engineering for ChatGPT

Don Oparah, PhD

Impact Entrepreneur | TEDx Speaker
Los Angeles, California, United States

Experience

RedSwan Digital Real Estate

Co-Founder & CTO
March 2018 - Present (8 years 2 months)

RedSwan is a new capital markets solution providing digital security tokens as a new category of funding for commercial real estate. Our prop tech marketplace provides exclusive investment opportunities and early liquidity to accredited investors.

Assured Med Supply

Shareholder
March 2020 - Present (6 years 2 months)
Los Angeles, California, United States

Healthcare AI Company - a generative AI platform for Hospitals.
- Co-founded the company from Early Stage to Multi-Million Dollar Revenue Healthcare Business, successfully pivoted to become a leading Healthcare AI company serving Hospitals.
- Leveraging Large Language Models (LLM), Machine Learning, Deep Learning, Natural Language Processing (NLP), and Computer Vision, to create a smarter, more efficient healthcare future.

TechCrunch

Contributing Author
January 2016 - Present (10 years 4 months)

Development of thought leadership articles on various emerging technologies and their impact on the business world

Blockvolution

Co-Owner
April 2018 - July 2024 (6 years 4 months)
Greater Los Angeles Area

Blockvolution is a full-service blockchain strategy and software implementation firm working with high-growth ventures and forward-looking enterprises to support them in leveraging the potential of blockchain technology.

Venture Aviator

Cofounder & CEO

October 2012 - April 2024 (11 years 7 months)

Greater Los Angeles Area

Venture Aviator was an innovative IT and strategic consulting services company that focused specifically on tech startups and high-growth companies. Venture Aviator significantly increased both the efficiency and profitability of companies by allowing them to fully leverage cost-effective, high-level global IT teams and access to global business networks to accelerate their growth.

VAI Global LLC

Founder & CEO

September 2009 - August 2013 (4 years)

VAI Global LLC, based in California provided services and programs to entrepreneurs and entrepreneurial institutions to help them grow and achieve their innovation goals.

University of California Santa Barbara

3 years 3 months

Director, Venture Acceleration Initiative (VAI)

July 2007 - September 2009 (2 years 3 months)

www.ucsb.edu

UC Discovery Fellow

July 2006 - August 2008 (2 years 2 months)

Member of the founding year of UC Discovery Fellows

Agilisys, netdecisions

Project Manager

2000 - 2004 (4 years)

_____

Education

UCLA Anderson School of Management

MBA, Entrepreneurship Focus · (2004 - 2006)

University of Cambridge

PhD, Computer Science · (1994 - 2000)

Royal Holloway, University of London
BSc., Computer Science & Electronics · (1991 - 1994)

King's College, Lagos